UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

4D Pharma Plc
(Name of Issuer)

Ordinary Shares, nominal value £0.0025 per Share
(Title of Class of Securities)

35085K109**
(CUSIP Number)

            March 22, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depositary Shares, each representing eight ordinary shares, par value £0.0025 per share. No CUSIP has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 9 Pages

CUSIP No. 35085K109	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON South Ocean Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 10,000,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 10,000,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.59%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 35085K109	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Nemean Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 9,420,546
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 9,420,546
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,420,546
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.26%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 35085K109	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON South Ocean Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 612,880
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 612,880
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,880
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.34%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 35085K109	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON IRA financial trust FBO Steven M Oliveira Roth IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 19,420,546
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 19,420,546
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,420,546
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.85%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 35085K109	13G	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Steven M. Oliveira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 20,883,426
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 20,883,426
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,883,426
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.67%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 35085K109	13G	Page 7 of 9 Pages

Item 1.

(a)	Name of Issuer:	4D Pharma Plc, a corporation organized under the laws of England and Wales (the "Company").

(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 5th Floor, 9 Bond Court, Leeds, LS1 2JZ, United Kingdom.

Item 2.

(a)	Name of Person Filing:

South Ocean Capital Management, LLC, owned by IRA financial trust FBO Steven M Oliveira Roth IRA and managed by Steven M Oliveira

Nemean Asset Management, LLC, owned by IRA financial trust FBO Steven M Oliveira Roth IRA and managed by Steven M Oliveira

South Ocean Capital, LLC, managed by Steven M Oliveira and owned by Oliveira Family 2018 Delaware Trust and Bernadette Oliveira 2018 Delaware Trust

IRA financial trust FBO Steven M Oliveira Roth IRA Steven Oliveira

(b)	Address of Principal Business Office or if none, Residence:

The address for these entities/individual is:

c/o Steven M Oliveira

225 Via Palacio, Palm Beach Gardens, Florida, 33418, United States of America

(c)            Citizenship:

South Ocean Capital Management, LLC – Florida

Nemean Asset Management, LLC – Florida

South Ocean Capital, LLC – Florida

IRA financial trust FBO Steven M Oliveira Roth IRA and Steven Oliveira – U.S.A.

(d)	Title of Class of Securities: Ordinary Shares, nominal value £0.0025 per share

(e)	CUSIP Number: 35085K109

Item 3.	Not Applicable

Item 4.

Ownership.

All information is as of April 2, 2021. Beneficial ownership for the purposes of this Schedule 13G is defined in accordance with Rule 13d-3(a) promulgated under the Securities and Exchange Act of 1934, as amended. The beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power, which includes the power to vote, or direct the voting of, such security; and/or (2) investment power, which includes the power to dispose of, or direct the disposition of, such security.

(a)	Amount Beneficially Owned:

South Ocean Capital Management, LLC – 10,000,000 shares.

Nemean Asset Management, LLC – 9,420,546 shares.

South Ocean Capital, LLC – 612,880 shares.

IRA financial trust FBO Steven M Oliveira Roth IRA – 19,420,546 shares. Consists of securities owned by South Ocean Capital Management, LLC and Nemean Asset Management, LLC.

Steven Oliveira – 20,883,426 shares. Consists of securities owned by Nemean Asset Management, LLC, South Ocean Capital Management, LLC, and IRA financial trust FBO Steven M Oliveira Roth IRA.

Steven Oliveira has voting and dispositive power over the securities owned by South Ocean Capital Management, LLC, Nemean Asset Management, LLC, South Ocean Capital, LLC, and IRA financial trust FBO Steven M Oliveira Roth IRA.

(b)	Percent of Class:

South Ocean Capital Management, LLC –5.59%

Nemean Asset Management, LLC – 5.26%

South Ocean Capital, LLC –0.34%

IRA financial trust FBO Steven M Oliveira Roth IRA–10.85%

Steven Oliveira – 11.67%

The foregoing percentages are based on 178,984,386 Ordinary Shares outstanding as of March 26, 2021 as disclosed in the Issuer’s Form 20-F filed with the SEC on April 2, 2021.

CUSIP No. 35085K109	13G	Page 8 of 9 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

South Ocean Capital Management, LLC – 10,000,000 shares.

Nemean Asset Management, LLC – 9,420,546 shares.

South Ocean Capital, LLC – 612,880 shares.

IRA financial trust FBO Steven M Oliveira Roth IRA – 19,420,546 shares.

Steven Oliveira – 20,883,426 shares.

(ii)	shared power to vote or to direct the vote:

South Ocean Capital Management, LLC – 0 share.

Nemean Asset Management, LLC – 0 share.

South Ocean Capital, LLC – 0 share.

IRA financial trust FBO Steven M Oliveira Roth IRA – 0 share.

Steven Oliveira – 0 share.

(iii)	sole power to dispose or to direct the disposition of:

South Ocean Capital Management, LLC – 10,000,000 shares.

Nemean Asset Management, LLC – 9,420,546 shares.

South Ocean Capital, LLC – 612,880 shares.

IRA financial trust FBO Steven M Oliveira Roth IRA – 19,420,546 shares.

Steven Oliveira – 20,883,426 shares.

(iv)	shared power to dispose or to direct the disposition of:

South Ocean Capital Management, LLC – 0 share.

Nemean Asset Management, LLC – 0 share.

South Ocean Capital, LLC – 0 share.

IRA financial trust FBO Steven M Oliveira Roth IRA – 0 share.

Steven Oliveira – 0 share.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 35085K109	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2021

SOUTH OCEAN CAPITAL MANAGEMENT, LLC

By:	/s/ Steven Oliveira
Name: Steven Oliveira
Title: Authorized Signatory

NEMEAN ASSET MANAGEMENT, LLC

By:	/s/ Steven Oliveira
Name: Steven Oliveira
Title: Authorized Signatory

SOUTH OCEAN CAPITAL, LLC

By:	/s/ Steven Oliveira
Name: Steven Oliveira
Title: Authorized Signatory

IRA financial trust FBO STEVEN M OLIVEIRA ROTH IRA

/s/ Steven Oliveira
Steven Oliveira

/s/ Steven Oliveira
Steven Oliveira